Biohaven Ltd.
215 Church Street
New Haven, CT 06510
September 20, 2022
Via EDGAR
Securities and Exchange Commission,
Division of Corporation Finance,
Office of Life Sciences,
100 F Street, N.E.,
Washington, D.C. 20549-9303.

Attention:	Julie Sherman
Mary Mast
Tyler Howes
Jason Drory

	Re:	Acceleration Request for Biohaven Ltd.
Registration Statement on Form 10 (File No. 001-41477)
Ladies and Gentlemen:
Pursuant to Section 12(d) of the Securities Exchange Act of 1934, as amended, and Rule 12d1-2 promulgated thereunder, Biohaven Ltd. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form 10, Registration Number 001-41477 (the “Registration Statement”), be accelerated so that the Registration Statement will become effective at 3:00 p.m., Eastern Time, on September 22, 2022, or as soon as practicable thereafter.
Please contact Robert W. Downes of Sullivan & Cromwell LLP via telephone at (212) 558-4312 or via e-mail at (downesr@sullcrom.com) with any questions and please notify him when this request for acceleration has been granted.
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Very truly yours,

By	/s/ Vlad Coric, M.D.
	Name:	Vlad Coric, M.D.
	Title:	Chief Executive Officer

cc:	Robert W. Downes
(Sullivan & Cromwell LLP)